February 13, 2020

Jack K. Heilbron
Chief Executive Officer and President
Presidio Property Trust, Inc.
4995 Murphy Canyon Road, Suite 300
San Diego, CA 92123

       Re: Presidio Property Trust, Inc.
           Amendment No. 2 to Registration Statement on Form S-11
           Fled February 7, 2020
           File No. 333-220514

Dear Mr. Heilbron:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Lawrence A. Rosenbloom